UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2024

February 4, 2025

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for on financial results:	Available
Investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2024

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the nine months ended
December 31, 2024	10,277,584	20.8	2,421,937	34.4	1,748,939	34.7
December 31, 2023	8,507,676	25.2	1,801,867	112.3	1,297,916	278.2

(*)	Comprehensive income

        December 31, 2024: 1,684,256 million yen,  (28.9)%;  December 31, 2023: 2,368,560 million yen,  416.2%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the nine months ended
December 31, 2024	149.85	149.42
December 30, 2023	108.04	107.78

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
December 31, 2024	413,193,210	21,622,461	4.9
March 31, 2024	403,703,147	20,746,978	4.9

(Reference) Shareholders’ equity as of  December 31, 2024: 20,381,805 million yen;  March 31, 2024: 19,587,974 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2024	—	20.50	—	20.50	41.00
ending March 31, 2025	—	25.00	—
ending March 31, 2025 (Forecast)				35.00	60.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2025 (Consolidated)

MUFG has an earnings target of 1,750.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2025. (There is no change to our earnings target released on November 14, 2024.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2024	12,067,710,920 shares
	March 31, 2024	12,337,710,920 shares
(B) Treasury stocks:	December 31, 2024	467,199,238 shares
	March 31, 2024	611,522,914 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2024	11,671,236,948 shares
	Nine months ended December 31, 2023	12,013,210,809 shares

ø Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP” ). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
2. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) Changes in Accounting Policies	7
(4) Segment Information	8
(5) Notes for Material Changes in Shareholders’ Equity	10
(6) Notes on Going-Concern Assumption	10
(7) Consolidated Statements of Cash Flows	10
(8) Additional Information	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2024”

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

The subject matter is described in the “Financial Highlights” disclosed on February 4, 2025 (Tuesday), which is available on our website at https://www.mufg.jp/english/ir/fs/index.html.

The information is posted under the Financial Information, FY2024 (Fiscal Year Ending Mar.2025) JGAAP, Third Quarter, on the above website.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2024	As of December 31, 2024
Assets:
Cash and due from banks	109,875,097	106,776,532
Call loans and bills bought	720,879	1,004,712
Receivables under resale agreements	18,367,908	17,798,279
Receivables under securities borrowing transactions	5,010,399	4,617,202
Monetary claims bought	7,786,978	7,270,470
Trading assets	20,886,546	24,805,554
Money held in trust	1,270,815	1,201,960
Securities	86,878,589	86,445,211
Loans and bills discounted	116,825,660	124,380,901
Foreign exchanges	2,496,308	2,049,663
Other assets	17,912,498	20,298,688
Tangible fixed assets	1,229,007	1,221,936
Intangible fixed assets	1,671,372	1,902,341
Net defined benefit assets	1,982,502	2,054,309
Deferred tax assets	156,673	154,342
Customers’ liabilities for acceptances and guarantees	12,167,164	12,664,258
Allowance for credit losses	(1,535,253)	(1,453,155)

Total assets	403,703,147	413,193,210

Liabilities:
Deposits	224,035,035	226,238,615
Negotiable certificates of deposit	16,555,451	18,461,820
Call money and bills sold	5,125,583	4,415,103
Payables under repurchase agreements	35,482,072	40,850,964
Payables under securities lending transactions	1,047,194	816,852
Commercial papers	3,105,779	3,326,424
Trading liabilities	16,729,760	17,844,603
Borrowed money	25,955,961	24,429,142
Foreign exchanges	3,465,919	3,228,719
Short-term bonds payable	1,211,769	1,282,445
Bonds payable	16,303,298	15,225,831
Due to trust accounts	7,387,495	4,898,108
Other liabilities	13,312,715	17,057,381
Reserve for bonuses	243,372	166,047
Reserve for bonuses to directors	2,629	2,835
Reserve for stocks payment	13,331	9,158
Net defined benefit liabilities	102,155	110,778
Reserve for retirement benefits to directors	822	825
Reserve for loyalty award credits	17,809	8,818
Reserve for contingent losses	133,860	112,092
Reserves under special laws	5,058	5,324
Deferred tax liabilities	465,295	330,928
Deferred tax liabilities for land revaluation	86,631	83,667
Acceptances and guarantees	12,167,164	12,664,258

Total liabilities	382,956,169	391,570,748

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2024	As of December 31, 2024
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	83,623	—
Retained earnings	13,791,608	14,800,924
Treasury stock	(613,823)	(543,998)

Total shareholders’ equity	15,402,921	16,398,439

Net unrealized gains (losses) on available-for-sale securities	1,534,094	1,044,161
Net deferred gains (losses) on hedging instruments	(687,476)	(807,928)
Land revaluation excess	133,967	126,786
Foreign currency translation adjustments	2,762,818	3,220,511
Remeasurements of defined benefit plans	507,085	465,053
Debt value adjustments of foreign subsidiaries and affiliates	(65,435)	(67,862)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	2,643

Total accumulated other comprehensive income	4,185,052	3,983,366

Subscription rights to shares	0	9
Non-controlling interests	1,159,003	1,240,647

Total net assets	20,746,978	21,622,461

Total liabilities and net assets	403,703,147	413,193,210

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Ordinary income	8,507,676	10,277,584
Interest income	5,344,025	6,483,557
Interest on loans and bills discounted	2,867,982	3,282,823
Interest and dividends on securities	978,341	1,225,699
Trust fees	102,167	107,504
Fees and commissions	1,453,913	1,725,244
Trading income	321,122	288,130
Other operating income	520,845	470,870
Other ordinary income	765,601	1,202,276
Ordinary expenses	6,705,809	7,855,646
Interest expenses	3,544,271	4,309,559
Interest on deposits	1,365,975	1,679,732
Fees and commissions	270,981	312,429
Other operating expenses	307,919	331,999
General and administrative expenses	2,123,572	2,361,816
Other ordinary expenses	459,065	539,842

Ordinary profits	1,801,867	2,421,937

Extraordinary gains	17,172	11,692
Gains on disposition of fixed assets	17,055	11,692
Gains on change in equity	117	—
Extraordinary losses	58,326	27,535
Losses on disposition of fixed assets	9,727	7,296
Losses on impairment of fixed assets	26,037	16,949
Provision for reserve for contingent liabilities from financial instruments transactions	503	266
Losses on sales of shares of subsidiaries	—	3,023
Losses on change in equity	22,058	—

Profits before income taxes	1,760,712	2,406,094

Income taxes-current	351,264	432,990
Income taxes-deferred	55,946	147,449

Total taxes	407,210	580,440

Profits	1,353,501	1,825,654

Profits attributable to non-controlling interests	55,585	76,714

Profits attributable to owners of parent	1,297,916	1,748,939

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Profits	1,353,501	1,825,654
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	366,709	(502,465)
Net deferred gains (losses) on hedging instruments	(203,233)	(115,304)
Foreign currency translation adjustments	649,146	348,360
Remeasurements of defined benefit plans	(21,193)	(42,233)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	—	3,198
Share of other comprehensive income of associates accounted for using equity method	223,630	167,047

Total other comprehensive income	1,015,058	(141,397)

Comprehensive income	2,368,560	1,684,256

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	2,276,962	1,556,329
Comprehensive income attributable to non-controlling interests	91,597	127,926

6

Mitsubishi UFJ Financial Group, Inc.

(3) Changes in Accounting Policies

(Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.)

Accounting Standards Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Corporate Tax, Inhabitant Tax, Enterprise Tax, etc.” (ASBJ, October 28, 2022), etc., have been applied from the beginning of the three months ended June 30, 2024.

The cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the three months ended June 30, 2024 was recognized as an adjustment to retained earnings as of the beginning of the three months ended June 30, 2024.

As a result, at the beginning of the three months ended June 30, 2024, retained earnings increased by ¥6,119 million, and deferred hedge decreased by ¥1,896 million, deferred tax liabilities decreased by ¥4,223 million.

(Adoption of IFRS Accounting Standards by a foreign subsidiary)

The consolidated financial statements of Bank of Ayudhya Public Company Limited (“Krungsri”), which are used in MUFG’s consolidated accounting process, had been previously prepared in accordance with U.S. GAAP, but from the beginning of the three months ended June 30, 2024, have been prepared in accordance with IFRS.

This change has been made pursuant to MUFG’s decision to consolidate Krungsri based on a provisional closing of its accounts through the system put in place to prepare Krungsri’s consolidated financial statements in accordance with IFRS from the perspective of providing MUFG’s consolidated financial statements in a more timely manner as described in “Provisional closing of accounts of a significant subsidiary” under “(8) Additional Information” below. The change is part of the MUFG Group’s ongoing review of infrastructure and system development in considering adoption of IFRS.

The impact of the change on MUFG’s consolidated financial statements and per share information for the previous fiscal year is immaterial.

7

Mitsubishi UFJ Financial Group, Inc.

(4) Segment Information

I.	Business segment information

1	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

a	Changes relating to reporting segments

MUFG has reorganized its previous Digital Service Business Group and Retail & Commercial Banking Business Group into Retail & Digital Business Group and Commercial Banking & Wealth Management Business Group in order to take fuller advantage of our strengths as a corporate group providing comprehensive financial services, under the medium-term business plan that was commenced in the nine months ended December 31, 2024, and has changed its reporting segments to the current segmentation based on the reorganized business groups.

In addition, from the nine months ended December 31, 2024, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2023 has been restated based on the new segmentation and the new calculation method.

8

Mitsubishi UFJ Financial Group, Inc.

2	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2023

	(in millions of yen)
	For the nine months ended December 31, 2023
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥617,389	¥436,912	¥686,405	¥488,538	¥308,791	¥609,912	¥3,147,949	¥442,848	¥25,627	¥3,616,425
Operating expenses	464,872	305,051	270,682	270,838	220,985	299,642	1,832,071	220,996	70,185	2,123,253

Operating profit (loss)	¥152,517	¥131,861	¥415,722	¥217,699	¥87,806	¥310,270	¥1,315,878	¥221,852	¥(44,557)	¥1,493,172

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2024

	(in millions of yen)
	For the nine months ended December 31, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥688,587	¥518,897	¥773,397	¥803,119	¥371,334	¥719,465	¥3,874,801	¥268,065	¥(26,262)	¥4,116,604
Operating expenses	493,659	318,013	286,526	431,652	268,479	330,392	2,128,724	233,452	60,199	2,422,376

Operating profit (loss)	¥194,927	¥200,884	¥486,870	¥371,466	¥102,854	¥389,072	¥1,746,076	¥34,612	¥(86,461)	¥1,694,227

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

9

Mitsubishi UFJ Financial Group, Inc.

3	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

Operating profit	For the nine months ended December 31, 2023	For the nine months ended December 31, 2024
Total operating profit of reporting segments	1,493,172	1,694,227
Operating profit of consolidated subsidiaries excluded from reporting segments	42	(530)
Provision for general allowance for credit losses	(96,322)	72,070
Credit related expenses	(242,720)	(412,521)
Gains on reversal of reserve for contingent losses included in credit costs	—	5,383
Gains on loans written-off	75,426	84,061
Net gains on equity securities and other securities	227,456	488,176
Equity in earnings of the equity method investees	361,891	428,147
Others	(17,078)	62,922

Ordinary profit in the consolidated statement of income	1,801,867	2,421,937

(5) Notes for Material Changes in Shareholders’ Equity

None.

(6) Notes on Going-Concern Assumption

None.

(7) Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2023 and 2024. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2023	2024
Depreciation	¥248,481	¥284,249
Amortization of goodwill	15,688	27,297

(8) Additional Information

(Provisional closing of accounts of a significant subsidiary)

Krungsri, a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, had been consolidated based on its consolidated financial statements as of the end of each immediately preceding quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of MUFG’s quarterly reporting period, effective from the three months ended June 30, 2024.

Accordingly, for the nine months ended December 31, 2024, Krungsri’s financial results for the twelve-month period from January 1, 2024 to December 31, 2024 have been consolidated based on a provisional closing of accounts of Krungsri, and the impact of implementation of such provisional closing of accounts has been reflected through MUFG’s consolidated statement of income.

Concerning Krungsri’s financial results for the period from January 1, 2024 to March 31, 2024, ordinary income was ¥238,894 million, ordinary profits were ¥39,624 million, and profits before income taxes were ¥39,411 million.

10

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2024

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Non-consolidated ][ TB Non-consolidated ]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ] [ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	10

6. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2024 (A)	December 31, 2023 (B)
Gross profits	4,121,388	3,619,126	502,261
Gross profits before credit costs for trust accounts	4,121,385	3,619,126	502,258
Net interest income	2,174,066	1,799,977	374,089
Trust fees	107,504	102,167	5,336
Credit costs for trust accounts (1)	2	0	2
Net fees and commissions	1,412,815	1,182,932	229,883
Net trading profits	288,130	321,122	(32,992)
Net other operating profits	138,871	212,926	(74,055)
Net gains (losses) on debt securities	(221,178)	(197,028)	(24,149)
General and administrative expenses	2,406,698	2,098,861	307,836
Amortization of goodwill	27,297	15,688	11,609
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,741,984	1,535,953	206,031
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,714,687	1,520,264	194,422
Provision for general allowance for credit losses (2)	72,070	(96,322)	168,392
Net operating profits*1	1,786,760	1,423,942	362,817
Net non-recurring gains (losses)	635,177	377,924	257,252
Credit costs (3)	(412,521)	(242,720)	(169,800)
Losses on loan write-offs	(222,381)	(119,478)	(102,903)
Provision for specific allowance for credit losses	(197,390)	(116,192)	(81,197)
Other credit costs	7,250	(7,049)	14,300
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	5,383	—	5,383
Gains on loans written-off (6)	84,061	75,426	8,635
Net gains (losses) on equity securities	488,176	227,456	260,720
Gains on sales of equity securities	529,322	245,665	283,656
Losses on sales of equity securities	(21,564)	(12,558)	(9,005)
Losses on write-down of equity securities	(19,581)	(5,650)	(13,930)
Equity in earnings of equity method investees	428,147	361,891	66,256
Other non-recurring gains (losses)	41,929	(44,128)	86,057

Ordinary profits	2,421,937	1,801,867	620,070

Net extraordinary gains (losses)	(15,842)	(41,154)	25,311
Net gains (losses) on disposition of fixed assets	4,396	7,327	(2,931)
Losses on impairment of fixed assets	(16,949)	(26,037)	9,088
Losses on sales of shares of subsidiaries	(3,023)	—	(3,023)
Net gains (losses) on change in equity	—	(21,941)	21,941
Profits before income taxes	2,406,094	1,760,712	645,382
Income taxes-current	432,990	351,264	81,725
Income taxes-deferred	147,449	55,946	91,503
Total taxes	580,440	407,210	173,229
Profits	1,825,654	1,353,501	472,152
Profits attributable to non-controlling interests	76,714	55,585	21,128

Profits attributable to owners of parent	1,748,939	1,297,916	451,023

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(251,003)	(263,616)	12,613

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2024 (A)	December 31, 2023 (B)
Gross profits	2,127,497	2,059,732	67,765
Gross profits before credit costs for trust accounts	2,127,494	2,059,731	67,763
Net interest income	1,290,200	1,209,140	81,059
Trust fees	93,495	88,419	5,075
Credit costs for trust accounts (1)	2	0	2
Net fees and commissions	615,914	532,346	83,567
Net trading profits	59,560	51,796	7,763
Net other operating profits	68,326	178,028	(109,701)
Net gains (losses) on debt securities	(218,798)	(196,066)	(22,731)
General and administrative expenses	1,175,534	1,104,063	71,471
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	951,959	955,668	(3,708)
Provision for general allowance for credit losses (2)	(20)	(80,608)	80,588
Net operating profits	951,942	875,060	76,882
Net non-recurring gains (losses)	543,085	203,048	340,037
Credit costs (3)	(13,219)	(25,868)	12,648
Reversal of allowance for credit losses (4)	35,695	—	35,695
Reversal of reserve for contingent losses included in credit costs (5)	5,792	—	5,792
Gains on loans written-off (6)	9,537	18,428	(8,891)
Net gains (losses) on equity securities	470,763	220,445	250,318
Gains on sales of equity securities	509,908	239,401	270,506
Losses on sales of equity securities	(19,745)	(14,410)	(5,335)
Losses on write-down of equity securities	(19,398)	(4,545)	(14,853)
Other non-recurring gains (losses)	34,517	(9,957)	44,474

Ordinary profits	1,495,027	1,078,108	416,919

Net extraordinary gains (losses)	(12,382)	(3,917)	(8,464)
Income before income taxes	1,482,645	1,074,190	408,454
Income taxes-current	317,148	257,089	60,059
Income taxes-deferred	52,718	(25,429)	78,147
Total taxes	369,867	231,660	138,206

Net income	1,112,778	842,530	270,248

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	37,787	(88,048)	125,835
Credit costs for trust accounts	2	0	2
Provision for general allowance for credit losses	63,589	(80,608)	144,198
Provision for special allowance for credit losses	(37,825)	(3,371)	(34,453)
Allowance for credit to specific foreign borrowers	9,819	10,619	(800)
Losses on loans write-offs	(10,254)	(14,400)	4,146
Provision for contingent losses included in credit costs	5,792	(11,790)	17,582
Gains on loans written-off	9,537	18,428	(8,891)
Losses on sales of other loans, etc.	(2,874)	(6,924)	4,050
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,170,757	1,151,735	19,022
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,080,100	1,048,134	31,965

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

			(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2024 (A)	December 31, 2023 (B)
Gross profits	1,853,342	1,840,167	13,175
Net interest income	1,172,117	1,113,447	58,670
Net fees and commissions	534,245	463,398	70,847
Net trading profits	78,953	78,315	638
Net other operating profits	68,025	185,005	(116,980)
Net gains (losses) on debt securities	(196,879)	(159,368)	(37,510)
General and administrative expenses	1,020,820	946,431	74,388
Amortization of goodwill	2,754	2,755	(1)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	835,276	896,491	(61,214)
Net operating profits before provision for general allowance for credit losses	832,522	893,735	(61,213)
Provision for general allowance for credit losses (1)	—	(80,392)	80,392
Net operating profits	832,522	813,342	19,179
Net non-recurring gains (losses)	410,971	173,513	237,457
Credit costs (2)	(13,129)	(25,804)	12,674
Reversal of allowance for credit losses (3)	35,695	—	35,695
Reversal of reserve for contingent losses included in credit costs (4)	5,449	—	5,449
Gains on loans written-off (5)	9,522	18,428	(8,905)
Net gains (losses) on equity securities	352,987	176,145	176,842
Gains on sales of equity securities	386,618	191,076	195,541
Losses on sales of equity securities	(17,075)	(12,394)	(4,680)
Losses on write-down of equity securities	(16,555)	(2,536)	(14,018)
Other non-recurring gains (losses)	20,445	4,744	15,701

Ordinary profits	1,243,493	986,856	256,636

Net extraordinary gains (losses)	2,968	(604)	3,573
Income before income taxes	1,246,461	986,251	260,210
Income taxes-current	269,007	234,790	34,217
Income taxes-deferred	45,150	(25,177)	70,327
Total taxes	314,158	209,612	104,545

Net income	932,303	776,638	155,665

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	37,537	(87,769)	125,306
Provision for general allowance for credit losses	63,609	(80,392)	144,002
Provision for special allowance for credit losses	(37,734)	(3,371)	(34,362)
Allowance for credit to specific foreign borrowers	9,819	10,619	(800)
Losses on loans write-off	(10,254)	(14,399)	4,145
Provision for contingent losses included in credit costs	5,449	(11,727)	17,177
Gains on loans written-off	9,522	18,428	(8,905)
Losses on sales of other loans, etc.	(2,875)	(6,924)	4,049
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,029,401	1,053,103	(23,702)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	950,843	1,023,868	(73,025)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2024 (A)	December 31, 2023 (B)
Gross profits	274,155	219,564	54,590
Gross profits before credit costs for trust accounts	274,152	219,564	54,587
Trust fees	93,495	88,419	5,075
Credit costs for trust accounts (1)	2	0	2
Net interest income	118,083	95,693	22,389
Net fees and commissions	81,668	68,947	12,720
Net trading profits	(19,393)	(26,518)	7,125
Net other operating profits	301	(6,977)	7,278
Net gains (losses) on debt securities	(21,918)	(36,698)	14,779
General and administrative expenses	154,714	157,631	(2,917)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	119,437	61,933	57,504
Provision for general allowance for credit losses (2)	(20)	(216)	195
Net operating profits	119,420	61,717	57,702
Net non-recurring gains (losses)	132,114	29,534	102,580
Credit costs (3)	(89)	(63)	(26)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	342	—	342
Gains on loans written-off (6)	15	0	14
Net gains (losses) on equity securities	117,775	44,300	73,475
Gains on sales of equity securities	123,289	48,324	74,965
Losses on sales of equity securities	(2,670)	(2,015)	(654)
Losses on write-down of equity securities	(2,843)	(2,008)	(835)
Other non-recurring gains (losses)	14,071	(14,702)	28,773

Ordinary profits	251,534	91,251	160,282

Net extraordinary gains (losses)	(15,351)	(3,312)	(12,038)
Income before income taxes	236,183	87,939	148,244
Income taxes-current	48,141	22,299	25,841
Income taxes-deferred	7,568	(251)	7,820
Total taxes	55,709	22,047	33,661

Net income	180,474	65,891	114,582

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	249	(279)	528
Credit costs for trust accounts	2	0	2
Provision for general allowance for credit losses	(20)	(216)	195
Provision for special allowance for credit losses	(91)	0	(91)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(1)	1
Provision for contingent losses included in credit costs	342	(62)	405
Gains on loans written-off	15	0	14
Losses on sales of other loans, etc.	1	—	1
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	141,356	98,631	42,725
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	129,256	24,265	104,990

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	289,111	239,004
Doubtful	1,141,841	1,134,503
Special Attention	536,953	634,023
Accruing loans contractually past due 3 months or more	19,546	26,869
Restructured loans	517,406	607,154
Subtotal (A)	1,967,906	2,007,531

Normal(B)	138,175,664	130,602,373
Total loans (C=A+B)	140,143,570	132,609,905

Non-performing loans ratio (A)/(C)	1.40%	1.51%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	39,580	77,265
Doubtful	894,116	904,052
Special Attention	363,147	478,331
Accruing loans contractually past due 3 months or more	10,778	19,163
Restructured loans	352,369	459,167
Subtotal (A)	1,296,845	1,459,649

Normal(B)	123,590,690	116,726,530
Total loans (C=A+B)	124,887,535	118,186,179

Non-performing loans ratio (A)/(C)	1.03%	1.23%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	39,541	77,210
Doubtful	893,151	902,706
Special Attention	363,147	478,331
Accruing loans contractually past due 3 months or more	10,778	19,163
Restructured loans	352,369	459,167
Subtotal (A)	1,295,840	1,458,248

Normal(B)	120,920,710	114,178,105
Total loans (C=A+B)	122,216,550	115,636,353

Non-performing loans ratio (A)/(C)	1.06%	1.26%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	38	54
Doubtful	965	1,346
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,004	1,401

Normal(B)	2,667,431	2,545,305
Total loans (C=A+B)	2,668,436	2,546,706

Non-performing loans ratio (A)/(C)	0.03%	0.05%

TB Non-consolidated: Trust Account

(after write-offs)

(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—

Normal(B)	2,548	3,119
Total loans (C=A+B)	2,548	3,119

Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	23,105,278	(495,557)	24,843,961	(286,447)
Domestic bonds	16,292,110	(272,471)	17,310,411	(107,223)
Government bonds	12,969,411	(212,351)	14,643,055	(90,759)
Municipal bonds	2,394,624	(48,200)	1,999,181	(14,279)
Corporate bonds	928,073	(11,919)	668,174	(2,184)
Other	6,813,167	(223,085)	7,533,549	(179,224)
Foreign bonds	5,098,597	(229,295)	4,952,083	(176,384)
Other	1,714,569	6,209	2,581,465	(2,839)

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	61,896,181	1,855,972	61,736,341	2,725,841
Domestic equity securities	3,998,872	2,866,920	5,101,691	3,758,884
Domestic bonds	21,568,397	(211,590)	25,074,644	(129,949)
Government bonds	18,770,294	(116,328)	21,365,241	(70,791)
Municipal bonds	744,838	(14,784)	1,045,990	(9,573)
Corporate bonds	2,053,263	(80,477)	2,663,412	(49,584)
Other	36,328,911	(799,357)	31,560,005	(903,093)
Foreign equity securities	704,281	78,819	709,565	12,752
Foreign bonds	26,203,792	(1,019,267)	20,990,483	(997,307)
Other	9,420,837	141,089	9,859,956	81,461

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	21,128,892	(472,587)	22,209,137	(260,977)
Stocks of subsidiaries and affiliates	700,939	572,556	685,292	563,814

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	45,000,374	1,737,901	45,454,390	2,491,997
Domestic equity securities	3,422,577	2,409,045	4,310,320	3,134,194
Domestic bonds	18,586,790	(127,342)	23,310,014	(71,482)
Other	22,991,006	(543,800)	17,834,055	(570,714)
Foreign equity securities	650,331	57,076	669,182	1,235
Foreign bonds	15,427,325	(616,159)	10,234,364	(554,058)
Other	6,913,349	15,281	6,930,507	(17,891)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,976,385	(22,970)	2,634,823	(25,470)
Stocks of subsidiaries and affiliates	19,189	(1,585)	15,136	(1,477)

	(in millions of yen)
	As of December 31, 2024		As of March 31, 2024
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,551,621	213,388	12,453,511	348,078
Domestic equity securities	639,095	458,282	858,572	619,081
Domestic bonds	2,889,632	(84,350)	1,746,579	(58,581)
Other	9,022,893	(160,542)	9,848,360	(212,421)
Foreign equity securities	132	82	126	77
Foreign bonds	7,448,346	(278,367)	7,819,817	(306,146)
Other	1,574,415	117,742	2,028,416	93,647

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2024	For the nine months ended December 31, 2023
ROE (MUFG basis) *1	12.34	9.99
ROE (JPX basis) *2	11.67	9.58

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent × 4 / 3	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2023
Average interest rate on loans and bills discounted	0.83	0.78
Average interest rate on deposits and NCD	0.04	0.00
Interest rate spread	0.78	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.90	0.80
Interest rate spread	0.86	0.80

BK Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2023
Average interest rate on loans and bills discounted	0.83	0.78
Average interest rate on deposits and NCD	0.04	0.00
Interest rate spread	0.79	0.78

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.91	0.80
Interest rate spread	0.86	0.80

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2023
Average interest rate on loans and bills discounted	0.72	0.55
Average interest rate on deposits and NCD	0.10	0.02
Interest rate spread	0.61	0.53

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.76	0.70
Interest rate spread	0.65	0.68

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Deposits (ending balance)	213,260,748	212,813,930
Deposits (average balance)	217,057,134	210,432,802
Loans (ending balance)	112,833,048	105,665,210
Loans (average balance)	112,093,197	106,241,940

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	177,182,579	176,277,713
Individuals	95,112,198	92,726,562

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Deposits (ending balance)	199,535,508	200,064,588
Deposits (average balance)	203,198,811	198,236,443
Loans (ending balance)	110,443,404	103,444,984
Loans (average balance)	109,844,149	103,937,886

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	165,477,484	165,845,921
Individuals	89,000,990	86,762,670

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Deposits (ending balance)	13,725,239	12,749,342
Deposits (average balance)	13,858,322	12,196,358
Loans (ending balance)	2,389,644	2,220,225
Loans (average balance)	2,249,048	2,304,054

	(in millions of yen)
	As of December 31, 2024	As of March 31, 2024
Domestic deposits (ending balance)*	11,705,094	10,431,792
Individuals	6,111,208	5,963,892

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2024	As of December 31, 2024
Assets:
Loans and bills discounted	1,569,969	1,298,452
Securities	80,134,164	78,621,484
Beneficiary rights to the trust	145,116,404	167,162,044
Securities held in custody accounts	3,886,180	3,900,661
Monetary claims	34,138,163	36,446,178
Tangible fixed assets	22,750,084	24,142,769
Intangible fixed assets	186,122	204,319
Other claims	3,312,930	3,316,742
Call loans	4,455,397	5,221,724
Due from banking account	6,170,680	4,090,669
Cash and due from banks	6,181,323	6,748,610

Total	307,901,420	331,153,656

Liabilities:
Money trusts	37,371,516	36,340,947
Pension trusts	12,760,480	12,936,941
Property formation benefit trusts	5,738	5,182
Investment trusts	145,025,458	165,883,906
Money entrusted other than money trusts	7,167,100	6,830,175
Securities trusts	6,145,365	6,094,397
Monetary claim trusts	29,767,810	31,085,338
Equipment trusts	226,799	342,324
Land and fixtures trusts	18,425	18,365
Composite trusts	69,412,725	71,616,076

Total	307,901,420	331,153,656

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 26,247 millions of yen as of March 31, 2024 and 34,155 millions of yen as of December 31, 2024, respectively.

12